FILED PURSUANT TO RULE 424(B)(3)
                                                         FILE NUMBER   333-83478


PROSPECTUS

                              UP TO 200,000 SHARES

                            MAVERICK TUBE CORPORATION

                    COMMON STOCK (par value $0.01 per share)
             (INCLUDING ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)

                             ----------------------

         This prospectus relates to the resale, from time to time, of up to 200,000 shares of our common stock by the selling stockholders listed on page
11. Information on the selling stockholders and the times and manner in which they may offer and sell shares of our common stock under this prospectus is provided under the sections entitled "Selling Stockholders" and "Plan of Distribution" in this prospectus. We will not receive any of the proceeds from the sale of these shares by the selling stockholders.

         Our common stock is traded on the New York Stock Exchange under the symbol "MVK". On March 22, 2002, the closing price of one share of our common stock was $14.60.


         INVESTING  IN  OUR  SECURITIES   INVOLVES  RISKS.   BEFORE  BUYING  OUR
SECURITIES, YOU SHOULD CAREFULLY READ AND CONSIDER THE RISK FACTORS BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

                             ----------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 March 27, 2002

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Maverick Tube Corporation                                               3

Risk Factors                                                            5

Forward-Looking Statements                                             12

Use of Proceeds                                                        12

Selling Stockholders                                                   12

Plan of Distribution                                                   13

Legal Matters                                                          15

Experts                                                                15

Where You Can Find More Information                                    15


YOU SHOULD ONLY RELY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. THE SELLING STOCKHOLDERS WILL NOT MAKE AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTIONS WHERE THE OFFER AND SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS, AS WELL AS INFORMATION WE PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND INCORPORATED BY REFERENCE, IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATION AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                            MAVERICK TUBE CORPORATION

BUSINESS

General

         We are a leading domestic producer of tubular steel products used in energy and industrial applications. We manufacture "oil country tubular goods," which are steel tubular products used in the completion and production of oil and natural gas wells. We also serve the energy industry by manufacturing line pipe, which is used primarily in the transportation of oil and natural gas. For industrial applications, we manufacture structural tubing and standard pipe. During calendar 2001, energy products accounted for approximately 85% of our total revenues.

         We were incorporated in Missouri in 1977 and reincorporated in Delaware in 1987. Our principal executive offices are located at 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017 and our phone number is (636) 733-1600.

Recent Developments


         On March 18, 2002, we completed a follow-on offering of two million shares of our common stock. The net proceeds from the offering were approximately $26.4 million, all of which we will use to fund a portion of the cash purchase price for our acquisition described below. If we do not complete the acquisition, we will use the net proceeds of the offering to pay down a portion of our outstanding indebtedness.

         On February 12, 2002 we signed a definitive agreement to purchase all of the outstanding capital stock of Precision Tube for $55.0 million in cash, subject to working capital, capital expenditures and cash adjustments, and 200,000 shares of our common stock. In connection with this proposed acquisition, we have obtained a commitment from a banking institution for a new senior credit facility to provide us with a $150.0 million revolving line of credit. This new senior credit facility, which would expire in March 2006, would replace our existing short-term and long-term revolving debt and fund our proposed acquisition of Precision Tube. This credit facility would also provide additional available borrowings to us that, as of December 31, 2001, would have been approximately $30.0 million, which is approximately $8.1 million more than the amount then available to us under our existing credit facilities. We expect to complete the purchase of Precision Tube and enter into our new senior credit facility on March 28, 2002.

         During December 2001, we decided to close our Longview, Washington facility and move most of that facility's production equipment to one of our existing facilities in Hickman, Arkansas. We expect to incur costs of approximately $8.1 million in connection with this facility closure. We anticipate that this closure will occur during the first quarter of 2002.

         During the first quarter of 2001, based on our assessment of the future prospects of our cold drawn tubular business, we enacted a plan to discontinue that business, which discontinuance occurred in March 2001. Our cold drawn tubular business had accounted for approximately 3% of our total revenues in 2000.

         On September 22, 2000, we completed a business combination with Prudential Steel Ltd., a corporation existing under the laws of the Province of Alberta, Canada. Pursuant to the terms of the combination, Prudential stockholders received 0.52 of an exchangeable share, issued by Maverick Tube (Canada) Inc., our wholly-owned Canadian subsidiary, for each Prudential common share. Consequently, Prudential stockholders received a total of 15,813,088 exchangeable shares. The exchangeable shares are Canadian securities that began trading on The Toronto Stock Exchange on September 27, 2000 under the symbol "MAV." These shares have the same voting rights, dividend entitlements and other attributes as shares of the Company's common stock and are exchangeable, at each holder's option, for our common stock on a one-for-one basis. The transaction was accounted for as a pooling of interests and thus the financial statements and management's discussion and analysis included or incorporated herein include the operations and activities of Prudential. As a result of the combination with Prudential, we now have two principal operating subsidiaries, Maverick Tube L.P., a Delaware limited partnership, and Prudential. Maverick Tube L.P. conducts substantially all of our United States operations while Prudential conducts substantially all of our Canadian operations.

         In conjunction with the completion of the Prudential transaction, our Board of Directors approved a change in our fiscal year end from September 30 to December 31, effective with the calendar year beginning January 1, 2000. Accordingly, our fiscal year is now on a calendar year basis.

         To further our growth and enhance our ability to compete in our energy and industrial businesses, in July 2001, we completed the construction of and equipped a new large diameter facility immediately adjacent to our current facilities in Hickman, Arkansas, at a cost of approximately $51.0 million. This facility allows us to include larger diameter pipe and tubing products in our product line offerings. Based principally on historical product relationships and our assumptions about markets, we estimate that our product size range prior to the new large diameter facility allowed us to compete for approximately 49% of the total tons consumed in all of the markets we serve. Similarly, we estimate that our expansion into the production of larger diameter pipe and tubing products should allow us to compete for approximately 67% of the total tons consumed in these markets. This represents an estimated increase of approximately 37% of the total tons consumed for which we can compete in the markets we serve. We began full production of all products initially to be manufactured at the new facility in July 2001.

The Products We Produce

         The following table summarizes our current manufacturing facilities and the products they produce:

Facility                  Products                                   Sizes (1)
--------                  --------                                   ---------

Hickman, Arkansas         Oil country tubular goods,                1 1/2" - 16"
                          line pipe, standard pipe,
                          structural shapes and rounds,
                          and piling

Conroe, Texas             Oil country tubular goods,             4 1/2" - 9 5/8"
                          line pipe, standard pipe and
                          structural rounds

Calgary, Alberta          Oil country tubular goods,            2 3/8" - 12 3/4"
                          line pipe and structural
                          shapes and rounds

Longview, Washington(2)   Oil country tubular goods,            2 3/8" - 10 3/4"
                          line pipe, structural shapes
                          and rounds

---------------------

(1) Represents outside diameter measurement. Structural tubing can have a square, rectangular or round cross-section.

(2)   Scheduled for closure during first quarter of 2002.


Our Business Strategy

Identify And Enter New Markets

         We continually seek and make acquisitions and capital expenditures to enter new markets, as evidenced by our entry into the structural tube market in 1994, the addition of large diameter pipe and tubing to our product lines, our combination with Prudential and our proposed acquisition of Precision. We intend to seek additional opportunities to expand our business to new markets in which we believe we can compete effectively and profitably.

Increase Market Shares By Expanding Our Existing Product Lines

         We believe that the expansion of our product lines in both the energy and industrial segments of our business will allow us to increase our market share by capitalizing on our existing customer relationships to market additional products. The construction and equipping of the new large diameter facility and our planned acquisition of Precision are examples of this strategy.

Continually Improve The Efficiency Of Our Manufacturing Process

         We intend to continue to pursue our objective of being a low-cost, high-volume producer of quality steel tubular products by seeking to:

         o        maintain product manufacturing cost controls;

         o        maximize production yields from raw materials;

         o make capital expenditures designed to lower costs and improve quality;

         o minimize unit production costs through effective utilization of plant capacity; and

         o        minimize freight costs.

Deliver Quality Products And Service To Our Customers

         We believe  that we have  achieved  an  excellent  reputation  with our
existing   customers.   We  intend  to  continue  to  build  long-term  customer
relationships with new and existing customers by seeking to:

         o        offer broad-based product lines;

         o        focus on product availability;

         o        deliver competitively priced quality products; and

         o provide a high level of customer support before and after the sale.

                                  RISK FACTORS

You should carefully consider the following risk factors and other information contained or incorporated by reference in this prospectus before purchasing shares of our common stock. Investing in our common stock involves risk. If any of the events described in the following risk factors occur, our business and financial condition could be seriously harmed. In addition, the trading price of our common stock could decline due to the occurrence of any of such events, and you may lose all or part of your investment.

          Fluctuations in oil and natural gas prices could adversely affect us because we sell a significant portion of our products to the energy industry.

         Our principal products consist of oil country tubular goods and line pipe. Sales of these products to the energy industry constitute the most significant source of our revenue. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 85% and 80% of our revenues for the years ended December 2001 and 2000, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth of drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns affect these prices. As a result, future levels and volatility of oil and natural gas prices are uncertain.

          The level of imports of oil country tubular goods into the United States and Canadian markets, which has been reduced by trade relief now in place, will impact demand and pricing for our products.

         The level of imports of oil country tubular goods, which has varied significantly over time, affects the United States and Canadian oil country tubular goods markets. High levels of imports reduce the volume sold by domestic producers and tend to suppress selling prices, both of which would have an adverse impact on our business. We believe that United States and Canadian import levels are affected by, among other things:

         o United States, Canadian and overall world demand for oil country tubular goods;

         o the trade practices of and government subsidies to foreign producers; and

         o the presence or absence of antidumping and countervailing duty orders.

         Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In the United States, once an order is in place, foreign producers, importers, domestic producers and other parties may request an "administrative review" on a yearly basis to determine the duty rates to be applied to imports during subsequent years, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the United States government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

         United States antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual importer may also obtain revocation applicable only to itself under certain circumstances. In June 2001, the United States government completed sunset reviews of the orders covering Argentina, Italy, Japan, Korea and Mexico and kept those orders in place. However, those orders remain subject to future periodic sunset reviews. If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our United States business.

         Since 1986, imports of certain oil country tubular goods into Canada from the United States, Korea, Japan and Germany have been restricted by the existence of antidumping and countervailing duty orders. Following a sunset review process, the orders, to the extent applicable to imports of carbon grade casing from the United States and Korea into Canada, expired in June 2001. As a result, the requirement that an importer obtain "normal values" for these products was not continued. The expiration of this ruling is expected to result in downward pressure on the selling price of these products in Canada.

         The volatility and cyclical nature of steel prices may adversely affect our business.

         Purchased steel currently represents slightly more than two-thirds of our cost of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

         o        general economic conditions;

         o        industry capacity utilization;

         o        import duties and other trade restrictions; and

         o        currency exchange rates.

         Changes in steel prices can affect the pricing and gross margin levels of our products. With respect to industrial products, we intend to seek to recover any increase in steel costs by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. Prices of energy products move in conjunction with demand for those products and are not necessarily related to changes in steel costs. This could result in an inability to recover steel cost increases on those products during poor energy market conditions. Consequently, we typically have a limited ability to recover increases in steel costs.

         In November 2001, the International Trade Commission (ITC) recommended to the President of the United States that a Section 201 case for steel and all steel products, with the exception of oil country tubular goods products, be supported with a wide scale program of quotas and duties. The President's remedy plan released on March 5, 2002 provides a three-year program of quotas and tariffs covering a wide range of imported steel products. Of specific interest to the Company's business, imported flat rolled products, including hot rolled steel coils are subject to a 30% tariff in year one, a 24% tariff in year two and an 18% tariff in year three. This plan will likely result in an increase in the cost of foreign imported hot rolled steel and steel products. This, in turn, could significantly increase the cost of our purchased steel. We have already experienced some steel price increases that we believe were caused by the ITC's recommendation. For example, our major supplier of steel increased our steel prices by $20 per ton in January 2002 and plans to implement another price increase in April 2002. The plan would not affect imports of oil country tubular goods. Accordingly, we would expect additional competition from foreign imports of oil country tubular goods products in the United States. We, together with other domestic oil country tubular goods providers, are presently considering pursuing similar relief for oil country tubular goods. We cannot give any assurance that we will be successful in obtaining such relief. Moreover, even if we can obtain significant relief from foreign import competition, we would not expect significant benefits from any relief for approximately nine months to one year from the time we initially file a case with the ITC.

         Industry inventory levels affect our sales and net income.

         Industry inventory levels of our products, particularly oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. We believe currently that industry-wide oil country tubular goods inventory is moderately above normal levels in relation to current demand.
Additionally, months of supply of inventory, which defines the level of inventory in terms of monthly consumption, also appears to be moderately above historical levels. Material increases in months of supply of inventory can have an adverse impact on us.

          We may have difficulty integrating acquired businesses and may be exposed to certain operational risks.

         We have agreed to purchase all of the capital stock of Precision Tube Holding Corporation with the expectation that the stock purchase would result in certain benefits, including entering into the coiled pipe market and increasing our operational efficiencies. Achieving the benefits of this contemplated acquisition and future acquisitions will depend upon the successful integration of the acquired businesses into our existing operations. We cannot assure you that we will be successful in integrating the businesses of Precision Tube or of any other business acquired by us in the future into our current businesses. The integration risks associated with these acquisitions include, but are not limited to:

         o        integrating   the  operations  of  newly  acquired   companies
                  requires a substantial amount of our management's attention;

         o        difficulties   associated  in  assimilating   the  technology,
                  including billing and customer information systems; and

         o any significant loss of key personnel of Precision Tube or of any future acquired business could lead to disruption in the integration of the acquired business.

         We cannot assure you that we will be able to successfully overcome the risks associated with our integration efforts with respect to Precision Tube and future acquisitions. There is a risk that the costs of integration could have a material adverse effect on our operating results.

         We regularly evaluate potential acquisition opportunities to support and strengthen our business. We cannot be sure that we will be able to locate suitable acquisition candidates, acquire candidates on acceptable terms or integrate acquired businesses successfully. Future acquisitions may require us to incur additional debt and contingent liabilities, which may materially and adversely affect our business, operating results and financial condition.

          We have limited information concerning Precision Tube and it may have liabilities or obligations that are not reflected in its historical financial statements.

         In connection with our proposed acquisition of Precision Tube, we conducted a due diligence review of information available to us regarding its business; however, we have been unable to perform a complete review of the past activities and financial performance of this company. Prior to our acquisition of the business, Precision Tube may have incurred contractual, financial or other obligations and liabilities that may impact us in the future and that are not currently reflected in its historical financial statements or otherwise known to us. While we have received limited warranties with respect to these obligations and liabilities from certain of Precision Tube's selling stockholders, any such obligation or liability could have a material adverse effect on our business, financial condition and results of operations.

         The operations of the end-users of our products expose us to potential product liability claims.

         Drilling for, and the transmission of, oil and natural gas involve a variety of risks, including risks relating to well failures, line pipe leaks and fires. Actual or claimed defects in products, including our pipes and structural tubing, could give rise to claims, liabilities, costs and expenses, relating to loss of life, personal injury, property damage, damage to equipment and facilities, pollution, inefficient heat recovery, loss of production or suspension of operations. We maintain insurance coverage against potential product liability claims in amounts that we believe to be adequate. However, in the future we may incur product liability claims in excess of our insurance coverage, or that is subject to substantial deductibles, or incur uninsured product liability costs. These liabilities and costs could have a material adverse effect on our business, results of operations and financial condition. Moreover, any claims made under our policies likely will cause our premiums to increase, and we may not be able to maintain adequate insurance coverage levels in the future.

         Cold drawn tubular business discontinued operation.

         During the first quarter of 2001, we adopted a formal plan to sell the operating assets of our cold drawn tubular, also known as DOM, business. The operating results of this DOM business, including the provisions for loss on disposal and operating losses, are estimated to be $11.2 million (after tax). The most significant accounting estimate in this amount is the realizable value of the machinery and equipment. We expect to sell this business for a purchase price of $8.1 million, consisting of cash in the amount of $1.3 million and the buyer's nine year secured promissory note for the balance. This sale is expected to close simultaneously with the closing of the Precision transaction.

         The closure of our Longview facility may generate greater losses than anticipated.

         As previously announced, we decided to close our Longview, Washington facility and move most of that facility's production equipment to one of our existing buildings in Hickman, Arkansas. We estimate a cost of approximately $8.1 million in connection with this facility closure, which includes a provision to write down certain property by $6.5 million based on an appraisal of its recovery value of $6.0 million. We cannot give any assurance that we will find a buyer for the property at the $6.0 million appraised value. Our plan assumes that these proceeds, along with significant working capital reductions, will fund additional capital expenditures and other cash costs necessary to relocate the equipment to our existing facility in Hickman, Arkansas. We also may face unanticipated expenditures that may reduce or eliminate our projected annual savings of $3.0 million to $5.0 million.

         Our plans for the new large diameter facility may not be successful.

         An important part of our growth strategy is and will continue to be our ability to successfully expand our current product lines, offer new product lines and enter new markets. We are devoting significant resources to this strategy. To this end, we recently completed the construction of a new large diameter facility to produce products with larger diameters than we manufactured in the past. Operating the new facility may expose us to risks including:

         o        intense competition in the larger diameter product lines; and

         o        potential   unforeseen  or  higher  than  expected  costs  and
                  operating difficulties.

Any of these risks could adversely affect or prevent the success of the new facility.

          We depend on a few suppliers for a significant portion of our steel, and a loss of one or more significant suppliers could affect our ability to produce our products.

         In calendar year 2001, we purchased in excess of 93% of our steel for our United States operations from four suppliers, and in excess of 94% of the steel for our Canadian operations from two Canadian suppliers. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial condition and results of operations.

          We depend on a few distributors for a significant portion of our net sales of oil country tubular goods, and a loss of one or more significant distributors could affect our ability to sell our products.

         In 2001, our distributors, McJunkin Appalachian Oilfield Supply Company and Sooner Pipe & Supply Corp. accounted for approximately 20% of our United States net sales, and four other distributors accounted for approximately 53% of our Canadian revenues. Many of these distributors are not bound to us by exclusive distribution contracts and may offer products and services that compete with our products and services. The loss of any of these distributors could have a material adverse effect on our business, financial condition or results of operations.

          Covenant restrictions in our senior revolving credit facilities could limit our ability to operate our business.

         We currently have two revolving credit facilities consisting of a short-term facility with a Canadian financial institution and a long-term facility with a group of United States financial institutions. The short-term facility, which is subject to certain restrictions related to working capital, is unsecured, and the long-term facility is secured by accounts receivable, inventories and certain equipment. The long-term facility includes restrictive covenants relating to levels of funded debt and other financial measurements.

         In connection with our proposed acquisition of Precision Tube, we have obtained a commitment from a banking institution for a new senior credit facility that would provide us with a $150.0 million revolving line of credit. This new facility would replace the existing short-term and long-term facilities and would expire in March 2006. The new senior credit facility would be secured by all accounts receivable, inventories and equipment and real estate. Under the new senior credit facility, we can borrow amounts based on a percentage of eligible accounts receivable, eligible inventory and property, plant and equipment. The new senior credit facility will include a fixed charge coverage ratio if availability falls below $30.0 million, and a capital spending limit of $25.0 million annually. Similar to our current credit facilities, the new senior credit facility would limit our ability to incur additional debt, pay dividends, create liens, sell assets or enter into transactions with affiliates without the consent of the lenders.

         All of these covenants could affect our ability to operate our business and may limit our ability to take advantage of potential business opportunities as they arise. Moreover, our failure to comply with the financial and other covenants could result in an event of default that, if not cured or waived, would prevent us from borrowing under our senior revolving credit facility and could cause us to be required to repay our borrowings before their due date. If we were unable to make this repayment or otherwise refinance these borrowings, our lenders could foreclose on our assets.

          Our  Canadian   operations   are  subject  to  collective   bargaining
     agreements.

         In January, 2001, we renewed a collective bargaining agreement with the United Steelworkers of America, Local Union 7226, covering approximately 450 employees at our Calgary facilities. The new agreement, which expires on
December 31, 2003, covers wages, healthcare benefits, retirement plans, seniority, job classes and certain work rules. While we believe our present labor relations to be good, we cannot assure you that the collective bargaining agreement will be renewed upon expiration or that a new collective bargaining agreement on terms acceptable to us will be established.

          Because of the substantial amount of business we conduct in Canada, exchange rate fluctuations have a direct impact on our results of operations.

         Although our financial results are reported in United States dollars, a significant portion of our sales and operating costs are denominated in Canadian dollars. Consequently, in consolidating the financial results of our Canadian operations for reporting purposes, we are exposed to cash flow and earnings volatility as a result of fluctuations in relative currency values. Significant fluctuations may adversely affect our consolidated results of operations. In particular, our results of operations may be adversely affected by a significant strengthening of the United States dollar against the Canadian dollar.

          Our industry is characterized by intense competition.

         Our businesses are very competitive and compete against a number of companies. Some of our competitors are larger than us and have greater financial and marketing resources and business diversification. These companies may be better able than our company to successfully endure downturns in either the energy or industrial sectors. The oil country tubular goods and structural product markets are largely commodity-based in nature and as a result, price competition is of particular importance.

          Seasonal fluctuations that affect our customers may affect demand for our products.

         Our company, as well as the oil country tubular goods industry in general, have historically experienced seasonal fluctuations in demand for products. For instance, weather conditions during the first half of the calendar year normally make drilling operations more difficult in the United States, while the second and third quarters are more difficult in Western Canada. Consequently, drilling activity and the corresponding demand for our oil country tubular goods generally will be lower at these times in these respective regions. We also will experience seasonal fluctuations in demand for our industrial products. However, the timing of these fluctuations may differ from fluctuations experienced in the oil country tubular goods market.

          Compliance with and changes in environmental, health and safety laws regulating the operation of our business could adversely affect our performance and expose us to environmental claims.

         Our businesses are subject to numerous United States and Canadian local, state, provincial and federal laws and regulations concerning environmental, health and safety matters, including those relating to air emissions, wastewater discharges and the generation, handling, storage, transportation, treatment and disposal of hazardous wastes. Violations of such laws and regulations can lead to substantial fines and penalties. Also, there are risks of substantial costs and liabilities relating to the investigation and remediation of past or present contamination, at current as well as former properties utilized by us and at third-party disposal sites, regardless of fault or the legality of the original activities that led to such contamination. Moreover, future developments, such as changes in laws and regulations, more stringent enforcement or interpretation thereof, and claims for property damage or personal injury could cause us to incur substantial losses or expenditures. Although we believe we are in substantial compliance with all applicable laws and regulations, there can be no assurance that any such law, regulation, enforcement or private claim will not have a material adverse effect on our business, results of operations and financial condition.

          We are subject to interest rate risk to the extent we borrow against our credit facilities with variable interest rates.

         Interest on our current short-term and long-term credit facilities accrues at fluctuating rates, and interest under our proposed new credit facility will likewise accrue at a fluctuating rate. Rising interest rates could have a substantial impact on our interest expense. For example, assuming the current level of borrowings at variable rates and assuming a two percentage point change in the average interest rates under these borrowings, we estimate that our interest expense for the year ended December 31, 2001 would have increased by approximately $1.3 million. Management may take actions that would mitigate our exposure to interest rate risks; however, due to the uncertainty of the actions that we might take and their possible effects, we cannot give any assurance that these actions would effectively mitigate our exposure to interest rate risk to a material extent.

          We have defined benefit pensions plans, which could result in charges against our earnings and claims against our assets.

         Our subsidiary, Prudential Steel, Ltd., sponsors two pension plans and a post-retirement benefit plan for substantially all of its Canadian employees and a supplemental executive retirement plan. At December 31, 2001, certain of these plans were underfunded resulting in a combined underfunding of an aggregate of approximately $2.4 million. Moreover, if these plans do not achieve an investment return to the extent of the estimated rate for a particular fiscal year, such deficiency could result in a charge against earnings for that and subsequent years.

          Provisions in our corporate documents and Delaware law could delay or prevent a change of control.

         The existence of some provisions in our corporate documents and Delaware law could delay or prevent a change in control of the Company, even if that change might be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of the Company difficult, including:

         o provisions limiting the rights to call special meetings of our stockholders;

         o provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;

         o a provision prohibiting action by stockholders by written consent; and

         o the authorization to issue and set the terms of preferred stock by the Company's board of directors.

         In addition, we have adopted a stockholder rights plan that would cause extreme dilution to any person or group who would attempt to acquire a significant interest in the Company without advance approval of the Company's board of directors. Moreover, Delaware law would impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents that are and will be incorporated by reference into this prospectus, contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to our plans, expectations, estimates and beliefs. Words such as anticipates, expects, intends, plans, believes, seeks, estimates and similar expressions identify forward-looking statements. We have based these forward looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are beyond our control, are difficult to predict and could cause actual results to differ materially from the results contemplated by the forward-looking statements. The important factors that could cause our results to differ include those discussed under the section entitled "Risk Factors," and elsewhere in this prospectus. We encourage you to read these sections carefully. You should not place undue reliance on these forward looking statements, which only reflect our management's view as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update information in this prospectus or incorporated by reference into this prospectus if any forward-looking statement later turns out to be inaccurate.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

         Each of the selling stockholders was a stockholder of Precision Tube Holding Corporation, a Delaware corporation, collectively holding all of the outstanding capital stock of Precision. On February 12, 2002, we entered into a Stock Purchase Agreement with each of the selling stockholders providing for our purchase of all of their shares of Precision common stock for an aggregate purchase price of $55 million in cash (subject to adjustment) and 200,000 shares of our common stock in a transaction exempt from registration requirements of the Securities Act of 1933, as amended, pursuant to Rule 506 promulgated thereunder. Under the terms of the Stock Purchase Agreement, we were required to prepare and file a registration statement covering these shares on or before February 25, 2002. The closing of this transaction, which we expect to occur on March 28, 2002, is not conditional on the registration statement being declared effective by the SEC. At the closing, the selling stockholders will receive, in the aggregate, 200,000 shares of common stock, all of which may be offered for resale from time to time by the selling stockholders pursuant to the registration statement of which this prospectus is a part.

         The table below sets forth the beneficial ownership of our common stock by the selling stockholders as of March 28, 2002, assuming completion of the acquisition. As of March 25, 2002, 34,819,836 shares of our common stock were outstanding (determined as if all of our exchangeable shares that remain outstanding have been exchanged for shares of our common stock). In accordance with the SEC rules, beneficial ownership includes shares of outstanding common stock and shares of common stock that a person has the right to acquire within 60 days from March 28, 2002 whether by options, warrants, conversion privileges or otherwise. Unless otherwise indicated, the selling stockholders have the sole power to direct the voting and investment over the shares owned by them.

                                                                Number of Shares
                             Total Common      Number of         of Common Stock
                              Stock Owned      Shares of           Owned after
                             Before the     Common Stock to      Completion of
Name                         Offering (1)   be Offered (2)        Offering (3)
---------------------       -------------   ---------------     ----------------

Continental Illinois            99,800             99,800               *
  Venture Corporation
Tangram Management, L.P.        28,158             28,158               *
Norwest Equity                  19,880             19,880               *
  Partners V, L.P.
CIVC Partners, I, L.P.          12,856             12,856               *
Leonard G. Friedel                 450                450               *
Bruce C. Stevens                   450                450               *
JPF IRA Trust                      180                180               *
David F. Dolan                     136                136               *
Andrew J. Bahnfleth                 90                 90               *
Lawrence W. Smith               18,800             18,800               *
Carl Jon Benge                   6,400              6,400               *
Ronald Clarke                    6,400              6,400               *
James M. Malach                  2,400              2,400               *
The Malach First                 4,000              4,000               *
  Family Limited
  Partnership

------------------

(1)  Represents less than 1% of the total outstanding.

(2) These shares represent all of the shares of Maverick common stock currently owned by the selling stockholder.

(3) The number of shares actually sold will be determined by the selling stockholder. Because (i) a selling stockholder may sell all, some or none of the shares of common stock that he holds pursuant to the offerings contemplated by this prospectus, (ii) the offerings are not necessarily being underwritten on a firm commitment basis, and (iii) a selling stockholder could purchase additional shares of common stock from time to time, no estimate can be given as to the amount of shares of common stock that will be held by any selling stockholder upon termination of such offerings. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

         We are registering for resale the shares on behalf of the selling stockholders. The selling stockholders, as used in this prospectus, includes donees, pledgees, transferees or other successors in interest who may receive shares from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus. The selling stockholders may offer their shares of our common stock at various times in one or more of the following transactions:

         o in ordinary broker's transactions on the New York Stock Exchange or any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale;

         o        in the over-the-counter market;

         o in private transactions other than in the over-the-counter market;

         o        in  connection  with short sales of other shares of our common
                  stock  in  which   shares   are   redelivered   to  close  out
                  positioning;

         o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

         o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

         o an exchange distribution in accordance with the rules of the applicable exchange;

         o        by pledge to secure debts and other obligations;

         o broker-dealers may agree with the selling stockholder to sell a specific number of shares at a stipulated price per share;

         o in connection with the writing of non-traded and exchange-traded call options, in put options, in hedge transactions and in settlement of other transactions in
                  standardized   or   over-the-counter   options;

         o        in a combination of any of the above transactions; or

         o        any other method permitted pursuant to applicable law.


         The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may sell the shares described in this prospectus directly to purchasers or to or through broker-dealers, which may act as agents or principals. If the selling stockholders use broker-dealers to sell their shares, broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares for whom they acted as agents. The selling stockholders may also transfer, devise or gift these shares by other means not described in this prospectus.

         The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act. The stockholders must meet the criteria and conform to the requirements of that rule. The selling stockholders and the broker-dealers to or through whom sale of the shares may be made could be deemed to be underwriters within the meaning of the Securities Act, and their commissions or discounts and other compensation received in connection with the sale of the shares may be regarded as underwriters' compensation, if the SEC determines that they purchased the shares in order to resell them to the public.

         The selling stockholders have not advised us of any specific plans for the distribution of the shares covered by this prospectus. When and if we are notified by the selling stockholders that any material arrangement has been entered into with a broker-dealer or underwriter for the sale of a material portion of the shares covered by this prospectus, we will file a prospectus supplement or post-effective amendment to the registration statement with the SEC. The supplement or amendment will include the following information:

         o        the   name   of   the   participating    broker-dealer(s)   or
                  underwriters;

         o        the number of shares involved;

         o the price or prices at which the shares were sold by the selling stockholder;

         o        the  commissions  paid or discounts or concessions  allowed by
                  the   selling    stockholders   to   the   broker-dealers   or
                  underwriters; and

         o        other material information.

         In addition, upon being notified by a selling stockholder that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

         The selling stockholders shall have sole and absolute discretion not to accept any purchase offer or make any sale if they deem the purchase price to be unsatisfactory.

         The  selling   stockholders  and  any  agent,  broker  or  dealer  that
participates in sales of common stock offered by this prospectus may be deemed underwriters under the Securities Act and any commissions or other consideration received by any agent, broker or dealer may be considered underwriting discounts or commissions under the Securities Act. Selling stockholders may agree to indemnify any agent, broker or dealer that participates in sales of common stock against liabilities arising under the Securities Act from sales of common stock.

         Because selling stockholders may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act. We have advised the selling stockholders that the anti-manipulation rules promulgated under the Securities Exchange Act, including Regulation M, may apply to sales of the shares offered by the selling stockholders. We have agreed to pay all costs relating to the registration of the shares. Any commissions or other fees payable to broker-dealers in connection with any sale of the shares will be paid by the selling stockholders or other party selling the shares.

                                  LEGAL MATTERS

         The validity of the shares of common stock offered will be passed upon for us by Gallop, Johnson & Neuman, L.C.

                                     EXPERTS

         Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934. We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at the SEC's principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of this public reference room by calling 1-800-SEC-0330. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. In addition, any of our SEC filings may also be inspected and copied at the offices of the SEC at 233 Broadway, New York, New
York 10239 and at 500 West Madison Street, Suite 14000, Chicago, Illinois, and at offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Some of these locations may charge a prescribed fee for copies.

         We  have  filed  with  the SEC a  registration  statement  on Form  S-3 covering the securities offered by this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference in that registration statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the SEC rules. For further information about our company and our securities, we refer you to the registration statement and its exhibits and schedules. You may inspect and obtain the registration statement, including exhibits, schedules, reports and other information filed by us with the SEC, as described in the preceding paragraph. Statements contained in this prospectus concerning the contents of any document we refer you to are not necessarily complete and in each instance we refer you to the applicable document filed with the SEC for more complete information.

         The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering:

         o Our annual report on Form 10-K for the fiscal year ended December 31, 2001.

         o Our current reports on Form 8-K filed February 14, 2002 and March 14, 2002.

         o The description of our common stock which is contained in our registration statement on Form 8-A filed on October 29, 1990, including any amendment or reports filed for the purpose of updating this description.

         o The description of our preferred share purchase rights which is contained in our registration statement on Form 8-A filed August 5, 1998, including any amendments or reports filed for the purposes of updating this description.

         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address: 16401 Swingley Ridge Road, Seventh Floor, Chesterfield, Missouri 63017, Attention: Secretary, (636) 733-1600.